January 7, 2013

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Terry French, Accountant Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Re:	ChinaEdu Corporation (the “Company”)

Form 20-F for the fiscal year ended December 31, 2011

Filed April 27, 2012

File No. 001-33858

Dear Mr. Spirgel and Mr. French,

This letter sets forth the Company’s response to the comments contained in the letter dated December 27, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s 2011 Form 20-F. The comments are repeated below and followed by the response thereof.

Form 20-F for the fiscal year ended December 31, 2011

Item5. Operating and Financial Review and Prospects, page 60

Net Revenue, page 62

1.            We note based on your disclosure on page F-51, that related party revenue is about 57% of your net revenue. As such, please provide a clear discussion, in Item 5. Operating and Financial Review and Prospects, addressing your related party transactions and how you are affiliated with these related parties. If your noncontrolling shareholders own the universities from which you derive revenue, please disclose their ownership interest in ChinaEdu. Also, if true, disclose that your largest three customers are related parties. Provide us with your proposed disclosure.

In response to the Staff’s comment, the Company proposes to include the following disclosure under the subsection entitled "Net Revenue" in Item 5. Operating and Financial Review and Prospects in its future Form 20-F, starting from the year ended December 31, 2012.

"For the years ended December 31, 2010, 2011 and 2012, net revenue of RMB23.1 million, RMB25.0 million and RMBxxx million, representing 59.5%, 57.3% and xxx% of our total net revenue, respectively, was generated from our online degree programs services provided to our related parties, which are entities owned by or affiliated with the holders of noncontrolling interests ("NCI") in our subsidiaries. A summary of the holders of NCI and their respective interests in our subsidiaries as of December 31, 2012 is presented in the following table.

Ownership percentage
Our less-than-wholly-owned subsidiaries	held by NCI	Holders of NCI

CMR Web-learning Co., Ltd..	XX%	Rendashiji Technology Development Co., Ltd.(i)
(30% as of December 31,2011)
Zhong Nongda Networks Development Co., Ltd.	XX%	China Agricultural University
(45% as of December 31,2011)
Dalian Dongcai Technology Co., Ltd.	XX%	Dongbei University of Finance and Economics
(30% as of December 31,2011)
Chongqing Chongda Yuanxing Co., Ltd.	XX%	Chongqing University
(49% as of December 31,2011)
Beijing Beiyuda Education Technology Co., Ltd.	XX%	Beijing Language and Culture University
(49% as of December 31,2011)
Beijing Mingdaoyuan Technology Co., Ltd.	XX%	Central University of Finance and Economics
(49% as of December 31,2011)
Shanghai Shangcai Education Technology Co., Ltd.	XX%	Shanghai University of Finance Economics
(49% as of December 31,2011)
Dongcai Online Training Center	XX%	Dongbei University of Finance and Economics
(30% as of December 31,2011)
Beijing Zhonglin Technology Co., Ltd.	XX%	Asset Management Company of Beijing Forestry University
(49% as of December 31,2011)
Fuzhou Haojiaoshi Distance Education Service Co., Ltd.	XX%	Fujian Radio and TV University
(49% as of December 31,2011)
Nanning Hongcheng Xueyuan Technology Development Co., Ltd.	XX%	Guangxi Radio and TV University
(49% as of December 31,2011)
Hangzhou Hongcheng Education Training Service Co., Ltd.	XX%	Xibing Ge and Yonghui Liu
(40% as of December 31, 2011)
Beijing Haidian District New Door Training School	XX%	China Agricultural University
(45% as of December 31,2011)
Zhejiang Hongcheng Education Technology Co., Ltd.	XX%	Zhejiang Normal University
(49% as of December 31,2011)
Shanghai Shihong Technology Co., Ltd.	XX%	Shanghai Normal University
(established in 2012)

(i)	Rendashiji Technology Development Co., Ltd., the holder of NCI in CMR Web-learning Co., Ltd., holds 1,745,000 and xxx ordinary shares of ChinaEdu Corporation, representing 3.2% and xxx% of the total outstanding ordinary shares as of December 31, 2011 and 2012, respectively.

The primary business of our subsidiaries presented above is to provide online educational technical consulting and recruiting services to entities owned by or affiliated with their respective NCI holders. Net revenue generated from services provided to the related parties is presented in the following table.

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
	(In thousands)
Online degree programs:
Online Education School of Dongbei University of Finance and Economics	41,757	46,459	xxx
Online Education School of Renmin University of China(i)	63,926	56,758	xxx
Online Education School of Chongqing University	43,815	57,175	xxx
Online Education School of China Agricultural University	48,482	49,068	xxx
Online Education School of Beijing Language and Culture University	29,096	33,531	xxx
Online Education School of Central University of Finance and Economics	2,309	2,834	xxx
Online Education School of Guangxi Radio and TV University	319	251	xxx
Online Education School of Fujian Radio and TV University	1,830	3,747	xxx

Total	231,534	249,823	xxx

(i)	Renmin University of China is the owner of Rendashiji Technology Development Co., Ltd., which is the holder of NCI in CMR Web-learning Co., Ltd. and a shareholder of ChinaEdu Corporation.

A significant portion of our revenue is derived from a small number of customers. The largest three customers are our related parties, Chongqing University, Renmin University of China, and China Agricultural University, which accounted for xxx%, xxx% and xxx%, respectively, of our net revenue in 2012. These same customers accounted for 13.1%, 13.0% and 11.3%, respectively, of our net revenue in 2011, and 11.3%, 16.4% and 12.5%, respectively, of our net revenue in 2010."

Consolidated Statement of Operations, page F-4

2.            It appears that for the year ended December 31, 2010, 48.4% of net income was attributed to noncontrolling interests, while for the year ended December 31, 2011, 70.3% of net income was attributed to noncontrolling interests. For each year presented in your financial statements, please disclose how net income is attributed to noncontrolling interests. Provide us with your proposed future disclosures.

The Company respectfully advises the Staff that it computed net income attributable to NCI for each less-than-wholly-owned subsidiary as the net income or loss of that subsidiary multiplied by the ownership percentage held by NCI. The total net income generated by the Company's less-than-wholly-owned subsidiaries was RMB92.1 million, RMB97.4 million, and RMBxxx million for the years ended December 31, 2010, 2011 and 2012, respectively. The net income attributable to NCI was RMB36.8 million, RMB39.8 million, and RMBxxx million, representing 40.0%, 40.8%, and xxx% of net income generated by the Company's less-than-wholly-owned subsidiaries and 48.4%, 70.3%, xxx% of the Company's consolidated net income for the years ended December 31, 2010, 2011 and 2012, respectively.

In response to the Staff’s comment, the Company proposes to add the following note entitled "NONCONTROLLING INTEREST" to the consolidated financial statements in its future Form 20-F, starting from the year ended December 31, 2012:

21. NONCONTROLLING INTEREST

	For the years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
	(In thousands)
Balance at January 1	102,180	133,485	167,253
Net income (i)	36,840	39,752	xxx
Capital contribution by noncontrolling shareholders (ii)	1,470	2,960	xxx
Foreign currency translation adjustments	951	6,268	xxx
Dividend to noncontrolling shareholders of subsidiaries	(7,102)	(15,212)	xxx
Acquisition of noncontrolling interests (iii)	(854)	-	xxx

Balance at December 31	133,485	167,253	xxx

(i)	Represented the amounts of net income attributable to the noncontrolling interests, out of the total net income of RMB92,074, RMB97,376 and RMBxxx generated by the Group's less-than-wholly-owned subsidiaries in 2010, 2011 and 2012, respectively. The Group computed net income attributable to noncontrolling interests for each less-than-wholly-owned subsidiary as the net income or loss of that subsidiary multiplied by the ownership percentage held by NCI.
(ii)	Represented the capital contributions from the noncontrolling interest holders, which are in proportion to their ownership percentages in the respective subsidiaries.
(iii)	Represented the acquisitions of noncontrolling interests in Yuancheng Education, Hangzhou Hongcheng Xueyuan and Nanning Hongcheng Xueyuan in 2010.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please contact the undersigned at (86)-10-84186655, or the Company’s U.S. counsel, Lawrence Venick, at (86)-10-59543500.

Very truly yours,

/s/ Shawn Ding

Shawn Ding

Director and Chief Executive Officer

cc: Lawrence Venick, Loeb & Loeb LLP, Beijing

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